Exhibit 99.1

Titan Medical to Participate in Two Investment Conferences in December

TORONTO--(BUSINESS WIRE)--November 21, 2019--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of a single-port robotic surgical system for application in minimally invasive surgery (“MIS”), today announced that Company management will be participating in two upcoming investor conferences.

  The Benchmark Company’s 8th Annual Discovery One on One Investor Conference being held at the New York Athletic Club in New York City on Wednesday, December 4, 2019. Management will participate in one-on-one meetings with the investment community.
  The 31st Annual Piper Jaffray Healthcare Conference being held December 3-5, 2019 at the Lotte New York Palace in New York City. Management’s presentation will be in a “Fireside Chat” format on Thursday, December 5 at 9:00 a.m. Eastern time. Management will also participate in a robotics panel on Thursday, December 5 at 10:00 a.m. Eastern time.

The “Fireside Chat” will be webcast live and available for replay in the Investors section of Titan Medical’s website at titanmedicalinc.com/investors.

About Titan Medical Inc.

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision options and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Contacts

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com